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AARON D. WITHROW aaron.withrow@dechert.com +1 202 261 3442 Direct +1 202 261 3333 Fax

December 20, 2017

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Marsico Investment Fund (the “Registrant,” “Marsico Funds,” the “Funds,” or a “Fund”)
(Registration Nos. 333-36975 and 811-08397)

Dear Ms. Miller:

This letter responds to comments you provided telephonically to me on November 21, 2017 with respect to the Registrant’s Post-Effective Amendment No. 40 under the Securities Act of 1933 to the Registrant’s registration statement (Accession No. 0001398344-17-000961) filed on January 27, 2017 (“PEA 40”), and the Registrant’s annual report for the period ended September 30, 2016 (“Annual Report”) filed with the Registrant’s Form N-CSR (Accession No. 0001398344-16-021476) on December 7, 2016. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.

1.	Comment: The Registrant’s Annual Report indicates that each series (each, a “Fund”) of the Registrant has greater than 25% of its net assets invested in the Consumer Discretionary and/or Information Technology sectors. However, in PEA 40, the prospectus does not include “Sector Risk” as a Principal Investment Risk in any Fund’s summary section. If a Fund consistently focuses its investments in a particular sector, please include risk disclosure on that sector in the Fund’s summary section in the prospectus.

Response: None of the Funds has a principal investment strategy to focus its investments consistently in a particular sector. As described in each Fund’s Principal Investment Strategies section in the summary section of its prospectus:

“[Each Fund] invests primarily in [investments] . . . that are selected for their long-term growth potential. . . . In selecting investments for the Fund, the investment adviser uses an approach that emphasizes the selection of what the investment adviser believes are stocks of high-quality companies with compelling potential for long-term capital appreciation. . . . The investment adviser may reduce or sell the Fund’s investments in portfolio securities if, in the opinion of the investment adviser, a security’s fundamentals change substantially, its price appreciation leads to overvaluation in relation to the investment adviser’s estimates of future earnings and cash flow growth, or for other reasons.”

From time to time, a Fund may gain exposure in excess of 25% to a particular sector, as reflected in the Annual Report and noted in the Comment. Importantly, however, gaining significant exposure to a particular sector is incidental to the construction of the investment portfolio and is not a component of the principal investment strategy or investment process. The Annual Report reported only that each of the Funds had invested more than 25% of its total investments (not including each Fund’s additional cash equivalent holdings) in one or more particular sectors as of a discrete measurement date, the period end. These sector allocations were not attributable to any policy to focus on a particular sector for the long term. Instead, they were an incidental reflection of the sectors that comprised stocks that were determined by the Fund’s portfolio manager to be of high-quality companies with compelling potential for long-term capital appreciation, in accordance with the Fund’s Principal Investment Strategies (as summarized above) and its investment objective.1

The Funds’ portfolio managers did not select investments with the intent of focusing any Fund’s investments in one or more particular sectors for the long term as part of a Fund’s Principal Investment Strategies. Accordingly, the Funds believe that it would be confusing – and potentially misleading – to include prospectus risk disclosure about a particular sector simply because a Fund incidentally invested more than 25% of its net assets in that sector on a specific prior date, based on which sectors contained companies that were viewed as having the most long-term growth potential, in light of the facts that such positions may not be maintained for the long term and may change quickly.

In contrast, the Funds do include applicable risk disclosure in the Prospectus when a portfolio manager intends to take a significant position in particular types of securities for an extended time. For example, prospectus disclosure about the Marsico 21st Century Fund was revised in 2016 to reflect that Fund’s strategic investment policy to invest substantially in mid-cap securities based on current market conditions. The disclosure includes discussion of the risks of mid-cap securities.

If in the future a Fund manager were to seek to focus a Fund’s investments in a particular sector as a strategic investment policy for an extended period of time, the policy would be discussed with the Fund Board, and appropriate disclosure would be added to the prospectus.

[1]	Each Fund also reported that it had invested in five to seven other sectors in addition to the largest sector as of September 30, 2016. It is noteworthy that the Annual Report limited the number of sectors that could have been reported for certain Funds. The Report explained that for purposes of reporting the Funds’ portfolio holdings as of the September 30, 2016 period end, the Funds would deem the Financials sector to temporarily include certain holdings that, following September 30, 2016, had been reclassified into a new Real Estate sector. In addition, one Fund that disclosed multiple large sector positions was the Marsico Focus Fund, a non-diversified Fund that holds substantially larger positions than other Funds as a fundamental investment strategy.

Based on the Comment, however, the Registrant will consider adding “sector risk” disclosure to the effect that, while none of the Funds has a principal investment strategy to focus its investments in any particular sector, a Fund may, from time to time, have significant exposure to one or more sectors, and in such circumstances would be subject to certain risks associated with those sectors.

2.	Comment: The Marsico International Opportunities Fund has consistently reported high portfolio turnover in the Financial Highlights included in the Annual Report. Please explain whether active and frequent trading is part of the Marsico International Opportunities Fund’s principal investment strategies, and if so, please include risk disclosure on portfolio turnover in the Fund’s summary section in the prospectus.

Response: Active and frequent trading is not a component of the Fund’s principal investment strategy. As the Comment notes, however, the Marsico International Opportunities Fund reported high portfolio turnover for several years, including turnover of 223% reported in the Annual Report for the fiscal period ended September 30, 2016.

For that reason, the current prospectus summary section for the International Opportunities Fund specifically discloses that the Fund’s turnover may be greater than that of other Funds and that this affects the Fund’s performance, stating:

“The Fund generally pays transaction costs, such as brokerage commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example above, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 223% of the average value of the portfolio. Portfolio turnover for the Fund may at times be greater than that for other Funds due in part to the investment style of the Fund, and may be substantially impacted by market conditions.” [Emphasis added.]

The Funds review turnover regularly to determine appropriate disclosure, and believe that the current prospectus disclosure about greater turnover in the International Opportunities Fund and its impact on performance reasonably addresses the risks of turnover in the Fund.

Although turnover in the International Opportunities Fund declined substantially in the most recent fiscal year, because of the Fund’s longer-term history, the forthcoming 2018 update of the prospectus is expected to retain the disclosure in the Fund summary (as presented above) of the Fund’s greater historical turnover at times and its impact on performance and expenses.

3.	Comment: It is the position of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) that agreements permitting recoupment by a fund’s investment adviser of fees previously waived or expenses previously reimbursed should be limited to three years from the date of such waiver or reimbursement. Please update Note 3 to the Financial Statements included in the Registrant’s Annual Report accordingly, or provide confirmation that an analysis has been performed pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 450, “Contingencies”.

Response: Marsico Capital Management, LLC (“MCM”), the Funds’ investment adviser, annually enters into expense limitation agreements with the Marsico Funds under which MCM agrees to limit certain expenses of the Funds to specified percentages of each Fund’s net assets. As part of each agreement, MCM agrees to seek recoupment only under appropriate conditions, including restricting the time of recoupment to “within three fiscal years after the end of the fiscal year in which the amount was waived or reimbursed.”

MCM and the Funds previously discussed this and other provisions of each expense limitation agreement with the Staff of the Chief Accountant’s Office in 2009 and 2015. The Staff did not raise issues about the language addressing the three-year period.

The Funds believe that the expense limitation agreements’ provision limiting recoupment to “within three fiscal years after the end of the fiscal year in which the amount was waived or reimbursed” is clear and reasonable. Further, the Funds believe this treatment is consistent with the applicable accounting guidance set-forth by the FASB within ASC 946 “Financial Services – Investment Companies”. Specifically, ASC 946-20-05-8 states, in part:

Some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years.

ASC 946-20-05-8 does not specify how a recoupment period should be calculated. Calculating a recoupment amount and period based on a fund’s fiscal year is consistent with the fund’s presentation of its Statement of Operations in its audited financial statements, which is measured over the fiscal period and not on individual dates within the fiscal period. As explained below, each series of the Funds has used its fiscal year as the measurement period for both recoupable amounts and the determination of the expiration of the applicable period during which fees were waived or reimbursed to the applicable series of the Funds. The Funds are not aware of any written guidance that contradicts their interpretation of ASC 946-20-05-8.

In any case, the Funds believe that as applied, the limitation of recoupment to “within three fiscal years after the end of the fiscal year in which the amount was waived or reimbursed” functions in the same way as recoupment “limited to three years from the date of such waiver or reimbursement.” More specifically, amounts waived or reimbursed by MCM for the benefit of the Funds in any current fiscal year are measured on an accrual basis and can only be finally determined at the end of each Fund’s fiscal year. In addition, final determinations of the amount of any recoupments of prior waivers or reimbursements that MCM may receive also are measured on an accrual basis and can only occur as of the end of the fiscal year. Therefore, any recoupments can only be calculated and finalized as of a fiscal year-end within three years from the date of the originating fiscal year-end when the waiver or reimbursement occurred.

Furthermore, potential loss contingencies (as that term is defined within ASC 450), including expense reimbursements by the Funds, are considered by the Funds in accordance with the guidance outlined within ASC 450 in the preparation of the Funds’ Financial Statements. Of note, no expense reimbursements were in fact made by the Funds to MCM in the fiscal year subsequent to the September 30, 2016 Financial Statements.

As a result, the Funds believe that Note 3 to the Financial Statements in the Annual Report for the fiscal period ended September 30, 2016 accurately discloses the nature of the expense limitation agreements and is consistent with the relevant accounting guidance, and the Funds respectfully submit that it does not require amendment.

4.	Comment: Please confirm for the Staff whether the following transactions, to the extent known, have been appropriately disclosed in the Registrant’s Financial Statements pursuant to FASB ASC 850-10-50, Related Party Disclosures: transactions with shareholders of the Funds that are other funds or entities managed by the Funds’ investment adviser; and transactions with other shareholders deemed to be affiliates of the Funds, including the Funds’ investment adviser.

Response: MCM and the Funds do not know of any transactions between the Funds and other funds or entities managed by MCM or other shareholders deemed to be affiliates of the Funds during the fiscal 2016 period addressed by the Comment.2 Accordingly, MCM and the Funds confirm that the Financial Statements in the Annual Report for the fiscal period ended September 30, 2016 appropriately did not disclose any such transactions.

[2]	As a side note, related parties of the Funds are permitted to and may routinely invest in or sell shares issued by the Funds as personal investments monitored under the Code of Ethics of MCM and the Funds. Note 1 of the Financial Statements in the Annual Report for the fiscal period ended September 30, 2016 disclosed the range of the aggregate ownership of Fund shares by Trustees and officers and MCM employees to the extent that such ownership equaled 5% or more of a Fund’s outstanding shares.

5.	Comment: Please confirm for the Staff whether the Funds have executed any trades pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (“1940 Act”). If so, and if the Funds have not disclosed such transactions pursuant to FASB ASC 850-10-50, Related Party Disclosures, please explain the reasons why the disclosure has not been included and confirm that all transactions were performed in accordance with Rule 17a-7, including appropriate board oversight.

Response: MCM and the Funds confirm that the Funds did not enter into any internal cross trades with affiliated persons covered by Rule 17a-7 during the fiscal 2016 period addressed by the Comment. Accordingly, MCM and the Funds confirm that the Financial Statements in the Annual Report for the fiscal period ended September 30, 2016 appropriately did not disclose any such trades.

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We believe that the foregoing has been responsive to your comments. Any questions you may have concerning this letter may be addressed to Anthony H. Zacharski at (860) 524-3937 or to the undersigned at (202) 261-3442. Thank you in advance for your attention to this letter.

Sincerely,

/s/ Aaron D. Withrow
Aaron D. Withrow